EX99.9
CERTIFICATE OF QUALIFIED PERSON
I, Francis Joseph McCann, P.Eng, as an author of this report entitled "Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada" prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of February 3rd, 2026, do hereby certify that:
1I am employed as Director, Technical Services for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2I received a Bachelor of Applied Science in Mining Engineering from Queen’s University (Ontario, Canada) in 1992;
3I am a member in good standing of Professional Engineers Ontario (License #90395393), and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. I have worked as a Mining Engineer for more than 30 years since my graduation from university. I have worked mainly in operations, project development, technical services and consulting for Cominco Ltd., Q’Pit Inc., Barrick Gold Corporation, AMC Consultants and Alamos Gold Inc., with increasing levels of responsibilities;
4I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43‑101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43‑101;
5I have been an employee of Alamos since November 2024;
6I have visited the Island Gold District Property multiple times, the last visit being from November 03rd through 06th, 2025 for 4 days;
7I am the co-author of parts of Sections 1, 15, 16, 25, 26 and 27 of the NI 43‑101 report entitled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada", with an effective date of February 3rd, 2026;
8I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th day of March 2026
(Signed & Sealed) “Francis Joseph McCann”

(Original signed & sealed)
------------------------------------------------
Francis Joseph McCann, P.Eng. (PEO #90395393)